Dan Donahue
Tel 949.732.6557
Fax 949.732.6501
donahued@gtlaw.com

April 2, 2009

VIA EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	CPC of America, Inc. File No. 000-24053

Dear Ms. Tillan:

This firm represents CPC of America, Inc. (“Company”) and we are writing in response to your letter dated April 1, 2009 to Mr. Rod A. Shipman, president and chief executive officer of the Company.  On behalf of the Company, we provide below the Company’s responses to your letter of April 1, 2009 numbered in the order in which your comments were provided.

1. After careful consideration, the Company hereby confirms that its internal control over financial reporting was effective as of December 31, 2008 and, in particular, that there were no material weaknesses in its internal control over financial reporting as of that date.  The Company’s principal financial and accounting officer, Marcia Hein, had reviewed the professional standards relating to the calculation of the beneficial conversion feature in a timely manner, however, Ms. Hein had apparently misinterpreted the materials she had reviewed.  Ms. Hein became aware of and corrected her error in interpretation in the fourth quarter of 2008.  As a result, the Company believes that any errors in calculation of the beneficial conversion feature had been remediated as of December 31, 2008 and that this matter did not adversely affect the effectiveness of the Company’s internal control over financial reporting as of that date.

With regard to whether the possibility of additional future misinterpretations of the financial standards could lead to future errors in the Company’s financial statements and thereby represent a material weakness in the Company’s internal control over financial reporting, the Company does not consider the potential for misinterpretation to rise to the level of a material weakness or significant deficiency, as either term is understood by Auditing Standard No. 2.  In this regard, we wish to point out that the Company’s principal financial and accounting officer, Ms. Hein, is licensed by the states of Colorado and California as a certified public accountant and has over 25 years of experience in accounting and auditing, including 20 years spent servicing SEC reporting companies as an accounting consultant or auditor.  Ms. Hein’s entire career has been spent in accounting and auditing and her practice is subject to peer review.  Further, Ms. Hein herself has been a peer reviewer since 1988.  Within the last few months, the Company has established an Audit Committee of the Board of Directors, and the Committee Chairman, Mr. Ron Cenko, is considered to have excellent qualifications and the ability to provide oversight.  In summary, the Company considers the misinterpretation of the financial standards concerning the calculation of beneficial conversion feature to be an isolated incident of human error as opposed to a significant deficiency or material weakness in its system of internal control over financial reporting.

OC 286389968v2 April 2, 2009
GREENBERG TRAURIG, LLP ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■  Irvine, California 92612  ■  Tel 949.732.6500  ■  Fax 949.732.6501

Ms. Kate Tillan
Securities and Exchange Commission
April 2, 2009

2. This will confirm that in all future filings the Company will include a statement that the registered public accounting firm that audited the financial statements of the Company included in its Annual Reports on Form 10-K has also issued an attestation report on its internal control over financial reporting.

3. This will confirm that in all future filings the Company will have its auditors include a report on internal control over financial reporting that complies with Auditing Standard No. 5 issued by the PCAOB, including paragraph 85 thereof.

4. This will confirm that in all future filings the Company will include a definition of disclosure controls and procedures that is substantially similar in all material respects to the language that appears in the entire two-sentence definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Securities Exchange Act of 1934.

5. The Company believes that the restated financial statements to be included in the amendments to its quarterly reports filed during the 2008 fiscal year did not trigger a Form 8-K filing requirement under Item 4.02(a) of Form 8-K.  The restatements relate exclusively to errors related to the calculation of the beneficial conversion feature with respect to the Company’s Series E Preferred Stock.  The restatements consist exclusively of the reclassification of non-cash charges affecting additional paid-in capital and loss per share along with adjustments to the Company’s statement of shareholder’s equity and statement of cash flows with respect to non-cash activities.  In each case, the Company believes that the amount of the restatement was relatively minor in relation to the line item amount.  More importantly, however, is the fact that the restatements all deal with non-cash charges.  For a company that continues to remain pre-revenue, a slight increase in non-cash charges and their impact on paid-in capital and loss per share is, in our opinion, immaterial to the reasonable investor.

6. As previously explained to the staff, the Company’s Edgar filer had filed the quarterly report on Form 10-Q/A for the period ended June 30, 2008 by mistake.  That amended report should have been filed as correspondence consistent with the Company’s past practices in responding to the staff’s comments on the previously filed periodic reports.  This will confirm that the Company will file an amendment to its quarterly report on Form 10-Q/A for the period ended June 30, 2008 that includes properly dated certifications of its Chief Financial Officer and also include all sections of the Form 10-Q.

7. This will confirm that the Company will file an amendment to its quarterly report on Form 10-Q for the period ended September 30, 2008, revised in accordance with the staff’s comments set forth in its letter of April 1, 2009.

8. This will confirm that the Company will revise all future filings, including the definitive proxy statement relating to its 2009 Annual Meeting of stockholders to be filed with the SEC next week, to present its Compensation Discussion and Analysis section immediately preceding the related compensation tables.  In this regard, it is the Company’s view that the reformatting of the Compensation Discussion and Analysis section does not constitute a material change to the disclosure in the preliminary proxy statement and that the Company does not believe it is required to re-file a preliminary proxy statement.  Instead, it is the Company’s intention to conduct the requested revision and file a definitive proxy statement.

OC 286389968v2 April 2, 2009
GREENBERG TRAURIG, LLP ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■  Irvine, California 92612  ■  Tel 949.732.6500  ■  Fax 949.732.6501

Ms. Kate Tillan
Securities and Exchange Commission
April 2, 2009

The Company has scheduled its 2009 Annual Meeting of stockholders for May 6, 2009.  As the Company previously advised the staff by way of its letter dated March 27, 2009, the Company intends to mail its definitive proxy statement and annual report to stockholders early in the week of April 6, 2009.  The Company intends to wrap its 2008 Form 10-K for purposes of delivering its annual report to shareholders pursuant to Rule 14a-3(b) under the Exchange Act.  While the staff has commented on the Company’s 2008 Form 10-K, the Company respectfully submits that no further changes are required to its 2008 Form 10-K and wishes to inform the staff that it is the Company’s intention to mail its annual report to shareholders using the 2008 Annual Report on Form 10-K in the form filed with the SEC on March 16, 2009.

The Company has endeavored to fully respond to the staff’s comments set forth in its April 1, 2009 letter.  On behalf of the Company, please be advised that the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review of the enclosed.  Please contact the undersigned at (949) 732-6557 if you have any questions.

Very truly yours, Greenberg Traurig llp /s/ Daniel K. Donahue

DD/df
cc:           CPC of America, Inc.
Cacciamatta Accountancy Corporation

OC 286389968v2 April 2, 2009
GREENBERG TRAURIG, LLP ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■  Irvine, California 92612  ■  Tel 949.732.6500  ■  Fax 949.732.6501